Exhibit 99.1

Inspira™ Signs Term Sheet for Use of INSPIRA™ ART100 Device in Organ Transplant Procedures

Ra’anana, Israel, April 16, 2024 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira”), a breakthrough medical technology company, is proud to announce the signing of a collaboration term sheet (the “Term Sheet”) with the Beilinson Hospital in Israel for the evaluation of its proprietary INSPIRA ART100 device (the “Device”) in organ transplant procedures. This Term Sheet marks a significant advancement and opportunity for the Company in its technology being extended for use in additional medical segments and markets.

Under the evaluation agreement contemplated by the Term Sheet, the hospital shall provide Inspira with access to the internally logged data and diagnostics from the use of the Device and user feedback from medical doctors, certified clinical perfusionists, and other caregivers. The data is intended to be freely used by Inspira.

Beilinson Hospital is the leading organ transplant center in Israel, conducting over 70% of the organ transplants in Israel. To date, it has performed thousands of procedures, including more than 900 lung transplants. As a pioneering institution in kidney, lung, heart, liver, and pancreas transplants, the Beilinson Hospital oversees multiple organ donor programs and is involved in international research studies.

The progression of the Term Sheet is subject to the subsequent formalization of a detailed definitive evaluation agreement between the parties.

Dr. Dan Gorfil, the head of the Cardiothoracic Surgery Intensive Care Unit and the Extracorporeal Membrane Oxygenation program at the Department of Cardiothoracic Surgery at Beilinson Hospital, stated: “As physicians, our foremost commitment is to our patients’ well-being. Partnering with Inspira to assess the INSPIRA ART100 device in organ transplant procedures aligns with this commitment. This collaboration has the potential to enhance patient outcomes, offering hope and possibility in the realm of organ transplants.”

The Term Sheet addresses the use of Inspira’s proprietary INSPIRA ART100 device in medical procedures in intensive care units for life support and operating rooms to support organ transplants. The primary objectives of the evaluation agreement are to assess the functionality and performance of the Device in clinical settings and healthcare delivery. The collaboration agreement is conditional on regulatory clearance for the Device from the Israeli Ministry of Health Medical Device Division.

Dagi Ben-Noon, CEO of Inspira stated: “This Term Sheet is a testament to our commitment to taking bold steps and challenging the boundaries. Partnering with healthcare professionals at Beilinson Hospital who are ready to embrace new technologies marks a pivotal moment in our quest to redefine what is possible in organ transplants and patient care.”

About Beilinson Hospital

Beilinson Hospital is one of the most prominent and largest medical facilities in Israel. Since its establishment almost in 1936, Beilinson Hospital, led by Dr. Eytan Wirtheim, is a leader in developing and implementing innovative treatments while maintaining the highest standards of quality medical and care. Beilinson Hospital is a leader in brain, heart and cancer treatment.

The 1,100-bed hospital, that serves the residents of Central Israel, is staffed by a team of 7,500 medical and support professionals, has 36 operations rooms and performs 70% of all organs transplants in Israel. As a leader in kidney, lung, heart, liver and pancreas transplants, Beilinson Hospital boasts an active multiple organs and living-related donor program. The hospital remains a pioneer in transplant procedures in the country.

About Inspira Technologies OXY B.H.N. Ltd.

Inspira™ Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA ART), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while reducing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential benefits of the Company’s products and potential products, that the collaboration with Beilinson Hospital has the potential to enhance patient outcomes, that the collaboration agreement is conditioned on approval for the Device from the Israeli Ministry of Health Medical Device Division and the signing of a definitive evaluation agreement and that the evaluation agreement marks a pivotal moment in the Company’s quest to redefine what is possible in organ transplants and patient care. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, http://www.sec.gov

For more details:

Public Relations Manager

 Adi Shmueli

 Inspira Technologies

 info@inspirao2.com

 +972-9-9664485

MRK-ARS-094

Copyright © 2018-2024 Inspira Technologies OXY B.H.N. LTD., All rights reserved.

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